FINANCIAL HIGHLIGHTS

As at and for the three months ended June 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2006	2005	% Change

Net income	$949	$844	12
(Loss) Income attributed to participating policyholders	(11)	5	-
Net income attributed to shareholders	$960	$839	14
Preferred share dividends	(8)	(4)	-
Net income available to common shareholders	$952	$835	14

Premiums and deposits:
Life and health insurance premiums	$3,593	$3,670	(2)
Annuity and pension premiums	1,078	913	18
Segregated funds deposits	7,997	7,285	10
Mutual fund deposits	2,409	1,661	45
ASO premium equivalents	570	549	4
Other fund deposits	230	355	(35)
Total premiums and deposits	$15,877	$14,433	10

Funds under management:
General fund	$162,459	$170,432	(5)
Segregated funds	146,200	128,472	14
Mutual funds	35,043	35,137	-
Other funds	26,186	29,704	(12)
Total funds under management	$369,888	$363,745	2

			% of Total	% of Total
Capitalization:			2006	2005
Long-term debt	$2,487	$2,597	9	9
Liabilities for preferred shares and capital instruments	1,897	1,961	7	7
Non-controlling interest in subsidiaries	204	148	1	1
Equity
Participating policyholders' equity	140	164	-	1
Shareholders' equity
Preferred shares	638	344	2	1
Common shares	14,294	14,528	51	50
Contributed surplus	83	97	-	-
Retained earnings and currency translation account	8,557	9,010	30	31
Total capital	$28,300	$28,849	100	100

Selected key performance measures:
Basic earnings per common share	$0.61	$0.52
Diluted earnings per common share	$0.60	$0.52
Return on common shareholders' equity (annualized)	16.3%	14.3%
Book value per common share	$14.74	$14.82
Common shares outstanding (in millions)
End of period	1,556	1,595
Weighted average - basic	1,570	1,598
Weighted average - diluted	1,586	1,613

MESSAGE TO SHAREHOLDERS

Manulife Financial Corporation reported record second quarter earnings of $960 million

Earnings per common share of $0.61, a year over year increase of 17 per cent

Manulife Financial Corporation reported shareholders’ net income of $960 million for the second quarter of 2006, an increase of 14 per cent from one year ago. Earnings per common share were $0.61, a 17 per cent increase compared to the second quarter of 2005. In addition, the Company’s return on common shareholders’ equity was 16.3 per cent, up 200 basis points from the second quarter in 2005.

Also of note, Manulife returned more than $1.2 billion of capital to common shareholders in the second quarter, through the repurchase of 25.7 million shares and our regular quarterly dividends.

Premiums and deposits for the second quarter totaled $15.9 billion, an increase of 10 per cent over the same period last year. Continued strong wealth management sales in the United States, Hong Kong and Japan, as well as strong life insurance sales in the United States, were key contributors to this growth. Sales highlights for the second quarter include the following:

•	John Hancock Variable Annuities sales of US$2.5 billion, up 41 per cent
•	John Hancock Mutual Fund sales of US$1,971 million, up 69 per cent
•	John Hancock Retirement Plan Services sales of US$976 million, up 13 per cent
•	John Hancock Life insurance sales of US$190 million, up 34 per cent
•	John Hancock Long Term Care sales of US$36 million, up 44 per cent
•	Hong Kong individual wealth management sales of US$226 million, up 228 per cent
•	Japan variable annuities sales of US$745 million, up 10 per cent

Second quarter earnings benefited from the continued growth of our in-force business, expense efficiencies and good credit experience. Offsetting earnings growth were the effect of weaker equity markets, the negative impact of currency movements and somewhat unfavourable claims experience.

Total funds under management were $370 billion as at June 30, 2006, an increase of two per cent or $6 billion from one year ago. Growth from strong net sales was offset by the $5 billion of scheduled maturities on the John Hancock Institutional Fixed products segment and the $29 billion negative impact of currency movements.

OPERATING HIGHLIGHTS

•
Manulife Financial completed a two for one share split by way of stock dividend. Manulife’s Board of Directors declared the stock dividend payable on June 2, 2006 to holders of common shares of record on May 25, 2006.

•
John Hancock Life recorded individual insurance sales of US$190 million, an increase of 34 per cent over the same quarter in 2005 and a record second quarter for the Company. The recent sales success has resulted in strong market share gains. Recent LIMRA sales surveys indicate that John Hancock Life captured the number one position for new sales over the twelve-month period ending March 31, 2006.

•
John Hancock Life continued to refine its product offerings with the launch of a new lapse protection survivorship universal life product designed for clients who need lifetime guaranteed death benefit coverage for two lives.

•
In the United States, variable annuity sales were US$2.5 billion, a 41 per cent increase over the same quarter last year. Contributing to the strong sales growth was the continued success of our Principal Plus For Life rider, a guaranteed minimum withdrawal benefit that can guarantee retirement income for a lifetime and increase with favorable market performance.

•
John Hancock Mutual Funds had another strong quarter with sales approaching US$2.0 billion in the second quarter, an increase of 69 per cent over the same quarter last year. The addition of the Lifestyle Funds in the fourth quarter of 2005 and a series of recent distribution, sales and marketing initiatives contributed to the solid sales performance. The business added seven new mutual funds late in the second quarter, the result of a sub-advisory relationship with GMO, a Boston-based institutional asset manager.

•
Manulife continued to expand its operations in China and during the second quarter commenced operations in Shaoxing, Zhejiang province and in Shenzhen, Guangdong province. In addition, approval was received to operate in Shandong province bringing the total number of licenses up to 15, the most of any foreign life insurance company.

•
Manulife Financial announced an agreement to acquire The Pramerica Life Insurance Company, Inc. in the Philippines from Pramerica Financial. This will be the fifth acquisition in the Philippines since 2002 and demonstrates Manulife’s continued commitment to this region.

•
In Hong Kong, individual wealth management sales increased 228 per cent over the second quarter of last year. Contributing to the strong sales was strong fund performance, with three of Manulife’s top-performing funds winning five industry awards. Fund performance was also recognized within the Mandatory Provident Fund segment, with one Manulife fund being ranked top of its fund category.

•
In Canada, Manulife Financial announced plans to launch two new services for its Capital Accumulation Plans (CAP) improving service to plan sponsors and plan members. Recent sales success in the Canadian group pension operations resulted in increased market share and a first place ranking in terms of new defined contribution sales according to LIMRA’s first quarter survey.

•	Manulife won a number of awards during the second quarter including the following:

-
Hong Kong was awarded Next Magazine’s “Top Service Award” in the Insurance category for the seventh time. As well, for the third year, Manulife won the prestigious Yahoo! Emotive Brand Award in the insurance category in Hong Kong.

-	Awarded the Reader’s Digest “Trusted Brands 2006 Gold Award” and East Week’s “Quality Living Award” Hong Kong 2006.

-	John Hancock Signature Services (JHSS), transfer and shareholder services agent for JH Funds, was awarded the 2006 Source Media Fund Operations Award in the category of Efficiencies/Streamlining.

-	JHSS was also awarded “Best-in-Class” for telephone customer service in the fourth quarter of 2005 and the first quarter of 2006 by National Quality Review (NQR).

Dominic D’Alessandro
President and Chief Executive Officer

KEY PERFORMANCE MEASURES

Shareholders’ Net Income (Canadian $ in millions, unaudited)	Diluted Earnings per Common Share (Canadian $, unaudited)	Return on Common Shareholders’ Equity (annualized %, unaudited)

Premiums and Deposits (Canadian $ in millions, unaudited)	Funds Under Management (Canadian $ in billions, unaudited)	Capital (Canadian $ in millions, unaudited)

2006

2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)

	Quarterly Results
	2Q06	1Q06	2Q05
Shareholders’ Net Income (C$ millions)	960	956	839
Diluted Earnings per Common Share (C$)	0.60	0.59	0.52
Return on Common Shareholders’ Equity (%, annualized)	16.3	16.3	14.3
Premiums & Deposits (C$ millions)	15,877	17,942	14,433
Funds under Management (C$ billions)	369.9	385.6	363.7
Capital (C$ billions)	28.3	29.3	28.8

Net Income
Manulife Financial Corporation shareholders' net income for the second quarter of 2006 was $960 million, up 14 per cent from $839 million reported a year earlier. The increase was attributable to higher fee income on higher average assets in the John Hancock variable product businesses, strong credit experience and the reduction in the Canadian tax rate. Investment gains were achieved in the John Hancock Institutional and Retail Fixed Product businesses and Japan and Canadian insurance businesses benefited from actions taken to change the asset mix in those businesses. Partially offsetting these increases were lower claims gains in John Hancock Life, the effects of poor equity markets and the $87 million negative impact of a strengthened Canadian dollar. Year-to-date shareholders’ net income was $1,916 million compared to $1,640 million in 2005.

Diluted Earnings per Share and Return on Common Shareholders’ Equity
Second quarter diluted earnings per common share of $0.60 grew by 15 per cent from $0.52 in 2005 and return on common shareholders’ equity for the three months ended June 30, 2006 was 16.3 per cent compared to 14.3 per cent in 2005.

Premiums and Deposits
Premiums and deposits for the quarter were $15.9 billion, up 10 per cent on a Canadian dollar basis and 20 per cent on a constant currency basis, from $14.4 billion reported a year earlier. The increase was driven by strong sales in wealth management products across all divisions, most notably in John Hancock Variable Annuities, John Hancock Mutual Funds and Hong Kong.

Funds under Management
Funds under management grew by two per cent or $6.2 billion to $369.9 billion as at June 30, 2006 from $363.7 billion as at June 30, 2005, primarily due to strong sales in wealth management products and the impact of rising equity markets over the last twelve months. The increase was partially offset by the $29.3 billion negative impact of a strengthened Canadian dollar and the $5.2 billion of scheduled maturities on the John Hancock Institutional Fixed product segment.

Capital
Total capital was $28.3 billion as at June 30, 2006, down $0.5 billion from $28.8 billion as at June 30, 2005. Shareholders’ dividends of $1,053 million, the repurchase of 48 million shares for $1,664 million, and the $1.7 billion negative impact of the strengthened Canadian dollar over the last twelve months were partially offset by net income in the past twelve months, $300 million of preferred shares issued on January 3, 2006 and the net effect of debt redemptions and new issues. On February 16, 2006, the Company exercised its right to redeem all of the outstanding $250 million subordinated debentures due February 16, 2011. On March 28, 2006, the Company issued $350 million in medium term notes, which bear interest at a fixed rate of 4.67%, payable semi-annually, and mature on March 28, 2013.

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	127	158	157
Premiums & Deposits (millions)	1,579	1,689	1,640
Funds under Management (billions)	56.3	58.4	59.1

	Quarterly Results
U.S. dollars	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	113	137	127
Premiums & Deposits (millions)	1,410	1,462	1,318
Funds under Management (billions)	50.5	50.0	48.3

•
U.S. Insurance shareholders’ net income for the second quarter of 2006 was $127 million compared to $157 million reported a year earlier. The decrease was primarily due to lower investment income in John Hancock Life owing to the current quarter decline in equity markets as compared to the strong equity markets of a year ago, lower mortality gains in John Hancock Life compared to the strong gains of a year ago, and the impact of the stronger Canadian dollar. Partially offsetting these decreases were strong sales and improved margins in John Hancock Life, as well as in-force business growth in John Hancock Long Term Care. Year-to-date shareholders’ net income was $285 million, compared to $292 million reported in 2005.

•
Premiums and deposits for the quarter were $1.6 billion, consistent with the amount reported in the second quarter of 2005. On a U.S. dollar basis, premiums and deposits increased by seven per cent due to strong sales of John Hancock Life universal life products, as well as improved John Hancock Long Term Care sales and in-force business growth. Premium and deposits growth was partially offset by lower COLI deposits.

•
Funds under management were $56.3 billion as at June 30, 2006 compared to $59.1 billion as at June 30, 2005. On a U.S. dollar basis, funds under management grew by five per cent due to business growth and equity market performance over the last twelve months. Partially offsetting this was a large surrender in John Hancock Life’s Closed Participating block in the past twelve months.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	301	255	249
Premiums & Deposits (millions)	8,585	9,713	7,070
Funds under Management (billions)	173.1	181.4	173.0

	Quarterly Results
U.S. dollars	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	268	221	199
Premiums & Deposits (millions)	7,654	8,413	5,685
Funds under Management (billions)	155.3	155.4	141.2

•
U.S. Wealth Management shareholders’ net income for the second quarter of 2006 was $301 million, up 21 per cent from $249 million reported a year earlier. The increase was principally due to favourable investment results in JH Institutional Fixed and JH Retail Fixed Products and higher fee income on higher average assets in the JH Variable Annuities (VA), the JH Retirement Plan Services (RPS), and the JH Mutual Funds businesses. Partially offsetting these increases was the impact of the stronger Canadian dollar. Year-to-date shareholders’ net income was $556 million compared to $453 million in 2005.

•
Premiums and deposits for the quarter were $8.6 billion, up 21 per cent or $1.5 billion from $7.1 billion reported in the second quarter of 2005, mainly due to significant growth in deposits in the JH Mutual Funds business and growth in segregated fund deposits in the VA and RPS businesses. Deposits in JH Mutual Funds grew 69 per cent on a U.S. dollar basis primarily from higher sales of open-end retail funds reflecting sales success from both expanded distribution and the late 2005 launch of the Lifestyle Funds. VA segregated fund deposits increased 42 per cent on a U.S. dollar basis, reflecting continued strong market acceptance of the Principal Plus For Life withdrawal benefit. RPS segregated fund deposits increased 17 per cent on a U.S. dollar basis, driven by the impact of new sales and higher recurring deposits from the growing block of in-force participants. General fund premiums also increased by U.S.$217 million primarily from increased sales of JH Retail Fixed products.

•
Funds under management of $173.1 billion as at June 30, 2006 were consistent with the prior year. Funds under management increased by U.S.$18.3 billion in the VA, RPS and JH Mutual Funds businesses as a result of continued strong net policyholder cash flows plus the cumulative effect of favourable equity market performance over the last twelve months. These increases were offset by scheduled maturities exceeding new sales over the last twelve months in the JH Institutional Fixed product business and by the continued negative impact of the stronger Canadian dollar.

Canadian Division

	Quarterly Results
Canadian dollars	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	267	238	191
Premiums & Deposits (millions)	3,268	3,733	3,326
Funds under Management (billions)	71.4	71.1	64.2

•
Canadian Division shareholders’ net income for the second quarter of 2006 was $267 million, up 40 per cent from $191 million reported a year earlier. The reduction in tax rates, outlined in the recent Federal Budget, resulted in an earnings increase of $42 million in the quarter. Excluding this earnings impact, net income for the second quarter was $225 million, up 18 per cent from prior year. The increase was driven by business growth in Individual Wealth Management, improved lapse experience in Individual Life Insurance, and the favourable impact on actuarial liabilities from actions taken to change the asset mix and investment profile in Individual Life Insurance. The decline in equity markets this quarter, dampened earnings on segregated fund guarantees and investment returns. Year-to-date shareholders’ net income was $505 million compared to $375 million in 2005.

•
Premiums and deposits for the quarter were $3.3 billion, down two per cent from the second quarter of 2005. Proprietary mutual fund deposits declined, reflecting investor preference for more competitive global investment options. The business continually reviews its fund mix in response to market demands and several new global funds will be launched in the third quarter of 2006.

•
Funds under management grew by 11 per cent, or $7.2 billion, to $71.4 billion as at June 30, 2006 from $64.2 billion as at June 30, 2005. The continued success of lending and deposit products in Manulife Bank contributed more than one-third of the increase in funds under management from a year ago. Segregated fund assets also contributed to the year over year growth, reflecting net positive client cash flows and investment returns from rising equity markets over the past twelve months.

Asia and Japan Division

	Quarterly Results
Canadian dollars	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	199	162	132
Premiums & Deposits (millions)	2,211	2,582	2,099
Funds under Management (billions)	33.0	33.6	29.7

	Quarterly Results
U.S. dollars	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	178	141	107
Premiums & Deposits (millions)	1,972	2,235	1,689
Funds under Management (billions)	29.6	28.8	24.3

•
Asia and Japan Division shareholders’ net income for the second quarter of 2006 was $199 million, up 51 per cent from $132 million reported a year earlier. The increase was largely driven by the impact on actuarial liabilities from actions taken to lengthen the portfolio duration and reduce equity exposure in Japan’s Daihyaku block, growth in Japan’s Variable Annuity business and Hong Kong’s in-force insurance business and higher performance management fees earned with respect to funds offered on Hong Kong’s wealth management platform. These increases were partially offset by the impact of the stronger Canadian dollar. Year-to-date shareholders’ net income was $361 million compared to $291 million in 2005.

•
Premiums and deposits for the quarter were $2.2 billion, up five per cent from $2.1 billion reported in the second quarter of 2005. Growth in Hong Kong wealth management products and Singapore’s investment products were largely offset by lower mutual fund deposits in Indonesia, a result of the continued fallout from prior year market turmoil, and lower universal life sales in Japan.

•
Funds under management grew by 11 per cent, or $3.3 billion, to $33.0 billion as at June 30, 2006 from $29.7 billion as at June 30, 2005. Variable annuity sales in Japan, increased business volumes in wealth management and pension products in Hong Kong, and the positive impact of rising equity markets fueled the year over year growth. Partially offsetting these increases were maturities and lapses in Japan’s Daihyaku block and the impact of the stronger Canadian dollar.

Reinsurance Division

	Quarterly Results
Canadian dollars	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	48	92	30
Premiums & Deposits (millions)	234	225	296

	Quarterly Results
U.S. dollars	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	43	80	24
Premiums & Deposits (millions)	208	195	238

•
Reinsurance Division shareholders’ net income for the second quarter of 2006 was $48 million, up $18 million from $30 million reported a year earlier. The increase in earnings was due to improved Life Reinsurance experience gains compared to a year ago and improved underwriting margins on the Property and Casualty business; however, results for this quarter were below expectations. Year-to-date shareholders’ net income was $140 million compared to $72 million in 2005.

•
Premiums for the quarter were $234 million, compared to $296 million reported in the second quarter of 2005. On a U.S. dollar basis, premiums decreased by 13 per cent in the quarter compared to the second quarter of 2005. The decrease was primarily due to the timing of International Group Program premium receipts, and the unfavourable impact of the stronger Canadian dollar.

Corporate and Other Segment

	Quarterly Results
Canadian dollars	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	18	51	80

•
Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions, other non-operating events and certain shareholder expenses. Also included in Corporate and Other is the John Hancock Accident and Health operations, which primarily consists of contracts in dispute.

•
Corporate and Other shareholders’ net income for the second quarter of 2006 was $18 million, compared to $80 million reported a year earlier. Contributing to the decrease this quarter were lower investment income, a $15 million negative impact of corporate tax rate changes in Canada on an existing deferred tax asset and changes in valuation methods and assumptions. These decreases were partially offset by lower integration expenses. Year-to-date shareholders’ net income was $69 million compared to $157 million in 2005.

•
Changes in valuation methods and assumptions resulted in a decrease in earnings of $12 million for the second quarter of 2006 compared to an increase of $10 million in the second quarter of 2005. The decrease in the current quarter primarily related to refinements to the measurement of investment return risk in Japan.

Risk Management
The Company’s risk management practices and key risk factors are outlined on pages 74 to 82 of the 2005 Annual Report. The risk factors affecting the Company remain substantially unchanged and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

Capital Management and Capital Adequacy
The Company’s capital management policy and related procedures are outlined on page 83 of the 2005 Annual Report.

The Company monitors and manages its consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 - Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and internally established risk capital metrics. Regulatory capital adequacy is primarily managed at the insurance operating company level, rather than at the level of the ultimate holding company.

The Company’s principal Canadian operating company, The Manufacturers Life Insurance Company (“MLI”), is regulated by OSFI and is subject to OSFI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”). MLI’s MCCSR ratio as at June 30, 2006 was 211 per cent, well in excess of OSFI’s minimum level of 120 per cent and a decrease of 13 per cent from the 224 per cent as at March 31, 2006. Upstreaming of funds to MFC was responsible for 11 per cent of the reduction, with the remaining 2 per cent reduction due to the impact of negative equity markets more than offsetting strong earnings.

Accounting Policies
The Company’s significant accounting policies are described in note 1 of the audited consolidated financial statements on pages 100 to 102 of the 2005 Annual Report. Certain of these policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. The most significant estimation processes relate to the provisioning for asset impairment, the determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-retirement obligations and expense, income taxes and impairment testing of goodwill and intangible assets as described in pages 84 to 88 of the Annual Report.

There have not been any significant changes to the Company’s accounting policies in 2006.

Quarterly Dividend
The Board of Directors approved a quarterly shareholders’ dividend of $0.175 per share on the common shares of the Company, payable on and after June 19, 2006 to shareholders of record at the close of business on May 16, 2006. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on and after June 19, 2006 to shareholders of record at the close of business on May 16, 2006. A dividend of $0.29063 per share was also declared on the Non-cumulative Class A Shares Series 2 of the Company, payable on and after June 19, 2006 to shareholders of record at the close of business on May 16, 2006. A dividend of $0.28125 per share was also declared on the Non-cumulative Class A Shares Series 3 of the Company, payable on and after June 19, 2006 to shareholders of record at the close of business on May 16, 2006. A dividend of $0.38125 per share was also declared on the Non-cumulative Class A Shares Series 6 of The Manufacturers Life Insurance Company, payable on and after June 30, 2006 to shareholders of record at the close of business on June 15, 2006.

Stock Split by way of Stock Dividend

The Board of Directors previously approved a stock dividend payable to the shareholders of record of the common shares of the Company at the close of business on May 25, 2006 payable on June 2, 2006. The stock dividend had the same effect as a two-for-one split of the Company’s common shares.

Outstanding Shares
As at August 4, 2006, the Company had 1,553 million common shares outstanding and 14 million Class A Shares, Series 1. On or after December 19, 2015, the Class A Shares, Series 1 will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

The Management’s Discussion and Analysis (“MD & A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of Manulife Financial Corporation (“Manulife”) as at and for the three and six months ended June 30, 2006 and 2005 and the audited consolidated financial statements contained in Manulife’s 2005 Annual Report. This MD & A is dated August 4, 2006.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Information about material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Consolidated Statements of Operations

	For the three months ended June 30		For the six months ended June 30
(Canadian $ in millions except per share amounts, unaudited)	2006	2005	2006	2005
Revenue
Premium income	$4,671	$4,583	$9,346	$8,854
Net investment income	2,284	2,425	4,813	4,738
Other revenue	1,045	936	2,066	1,924
Total revenue	$8,000	$7,944	$16,225	$15,516

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,573	$1,579	$3,076	$3,081
Maturity and surrender benefits	2,235	2,056	4,939	4,977
Annuity payments	810	863	1,638	1,719
Policyholder dividends and experience rating refunds	380	418	728	770
Net transfers to segregated funds	117	63	233	223
Change in actuarial liabilities	(398)	(62)	(1,013)	(1,228)
General expenses	832	819	1,669	1,731
Commissions	874	788	1,792	1,530
Interest expense	229	200	444	394
Premium taxes	70	63	135	131
Non-controlling interest in subsidiaries	6	4	12	9
Total policy benefits and expenses	$6,728	$6,791	$13,653	$13,337

Income before income taxes	$1,272	$1,153	$2,572	$2,179
Income taxes	(323)	(309)	(673)	(535)
Net income	$949	$844	$1,899	$1,644

Net (loss) income attributed to participating policyholders	$(11)	$5	$(17)	$4

Net income attributed to shareholders	$960	$839	$1,916	$1,640
Preferred share dividends	(8)	(4)	(15)	(5)
Net income available to common shareholders	$952	$835	$1,901	$1,635

Weighted average number of common shares outstanding (in millions)	1,570	1,598	1,577	1,606
Weighted average number of diluted common shares outstanding (in millions)	1,586	1,613	1,594	1,620

Basic earnings per common share	$0.61	$0.52	$1.21	$1.02

Diluted earnings per common share	$0.60	$0.52	$1.19	$1.01

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

As at	June 30	December 31	June 30
(Canadian $ in millions, unaudited)	2006	2005	2005
Assets
Invested assets
Bonds	$100,584	$103,315	$106,744
Mortgages	27,239	28,008	29,067
Stocks	10,107	8,896	9,033
Real estate	5,239	5,279	4,747
Policy loans	6,015	6,120	7,015
Cash and short-term investments	7,776	9,055	7,191
Bank loans	1,983	1,806	1,607
Other investments	3,516	4,448	5,028
Total invested assets	$162,459	$166,927	$170,432
Other assets
Accrued investment income	$1,556	$1,639	$1,895
Outstanding premiums	619	735	651
Goodwill	7,255	7,501	7,786
Intangible assets	1,651	1,742	1,831
Miscellaneous	3,140	3,266	3,240
Total other assets	$14,221	$14,883	$15,403
Total assets	$176,680	$181,810	$185,835
Segregated funds net assets	$146,904	$140,361	$128,730

Liabilities and Equity
Policy liabilities	$126,753	$132,049	$137,486
Deferred realized net gains	4,426	4,476	3,947
Bank deposits	6,886	5,911	5,084
Consumer notes	2,772	2,900	3,130
Future income tax liability	1,925	1,337	1,079
Other liabilities	5,618	6,784	6,260
	$148,380	$153,457	$156,986
Long-term debt (note 6)	2,487	2,457	2,597
Liabilities for preferred shares and capital instruments	1,897	1,922	1,961
Non-controlling interest in subsidiaries	204	187	148
Equity
Participating policyholders' equity	140	157	164
Shareholders' equity
Preferred shares (note 7)	638	344	344
Common shares (note 7)	14,294	14,490	14,528
Contributed surplus	83	93	97
Retained earnings and currency translation account	8,557	8,703	9,010
Total equity	$23,712	$23,787	$24,143
Total liabilities and equity	$176,680	$181,810	$185,835
Segregated funds net liabilities	$146,904	$140,361	$128,730

The accompanying notes to consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors

Consolidated Statements of Equity

For the six months ended June 30	Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2006	2005
Preferred shares
Balance, January 1	$-	$344	$344	$-
Preferred shares issued (note 7)	-	300	300	350
Issuance costs, net of tax	-	(6)	(6)	(6)
Balance, June 30	$-	$638	$638	$344

Common shares
Balance, January 1	$-	$14,490	$14,490	$14,646
Issued on exercise of stock options and deferred share units	-	104	104	124
Purchase and cancellation	-	(300)	(300)	(242)
Balance, June 30	$-	$14,294	$14,294	$14,528

Contributed surplus
Balance, January 1	$-	$93	$93	$102
Exercise of stock options	-	(22)	(22)	(21)
Stock option expense	-	12	12	16
Balance, June 30	$-	$83	$83	$97

Retained earnings
Balance, January 1	$157	$11,918	$12,075	$10,568
Net income (loss)	(17)	1,916	1,899	1,644
Preferred share dividends	-	(15)	(15)	(5)
Common share dividends	-	(553)	(553)	(450)
Purchase and cancellation of common shares	-	(888)	(888)	(519)
Transfer of participating policyholders' retained earnings from acquisition	-	-	-	10
Balance, June 30	$140	$12,378	$12,518	$11,248

Currency translation account
Balance, January 1	$-	$(3,215)	$(3,215)	$(2,215)
Change during the period	-	(606)	(606)	141
Balance, June 30	$-	$(3,821)	$(3,821)	$(2,074)

Total retained earnings and currency translation account	$140	$8,557	$8,697	$9,174

Total equity	$140	$23,572	$23,712	$24,143

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
(Canadian $ in millions, unaudited)	2006	2005	2006	2005
Operating activities
Net income	$949	$844	$1,899	$1,644
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock
Institutional Fixed products	729	828	1,604	1,271
Amortization of net realized and unrealized gains on investments	(265)	(229)	(564)	(445)
Amortization of premium/discount and mark to market adjustments	206	147	278	267
Other amortization	62	62	121	116
Future income tax expense	266	190	500	399
Provisions on investments	16	20	16	78
Stock-based compensation expense	6	8	12	16
Non-controlling interest in subsidiaries	5	2	10	6
Net income adjusted for non-cash items	$1,974	$1,872	$3,876	$3,352
Changes in policy related and operating receivables and payables	43	(8)	(313)	(184)
Cash provided by operating activities	$2,017	$1,864	$3,563	$3,168
Investing activities
Purchases and mortgage advances	$(17,669)	$(10,166)	$(36,140)	$(26,910)
Disposals and repayments	17,144	9,796	34,507	25,666
Net cash increase (decrease) from sale of subsidiaries	26	-	(87)	-
Cash used in investing activities	$(499)	$(370)	$(1,720)	$(1,244)
Financing activities

Decrease in repurchase agreements and securities sold but not yet purchased	$(80)	$(17)	$(460)	$(366)
Issue of long-term debt	2	2	353	2
Repayment of long-term debt	(10)	(274)	(262)	(291)
Net redemptions in John Hancock Institutional Fixed products	(1,127)	(890)	(2,617)	(2,499)
Bank deposits, net	997	563	1,415	726
Capital from joint venture partner	-	-	7	-
Consumer notes (redeemed) issued, net	(10)	116	(2)	209
Preferred share dividends	(8)	(4)	(15)	(5)
Common share dividends	(276)	(240)	(553)	(450)
Funds repaid, net	(33)	(32)	(67)	(426)
Purchase and cancellation of common shares	(933)	(379)	(1,188)	(761)
Common shares issued on exercise of options	22	46	82	103
Preferred shares issued, net	-	-	294	344
Cash used in financing activities	$(1,456)	$(1,109)	$(3,013)	$(3,414)
Cash and short-term investments
Increase (decrease) during the period	$62	$385	$(1,170)	$(1,490)
Currency impact on cash and short-term investments	(208)	60	(189)	61
Balance, beginning of period	7,381	6,307	8,594	8,181
Balance, June 30	$7,235	$6,752	$7,235	$6,752

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$7,924	$6,878	$9,055	$8,517
Net payments in transit, included in other liabilities	(543)	(571)	(461)	(336)
Net cash and short-term investments, beginning of period	$7,381	$6,307	$8,594	$8,181
End of period
Gross cash and short-term investments	$7,776	$7,191	$7,776	$7,191
Net payments in transit, included in other liabilities	(541)	(439)	(541)	(439)
Net cash and short-term investments, June 30	$7,235	$6,752	$7,235	$6,752

The accompanying notes to consolidated financial statements are an integral part of these statements.

Segregated Funds
Consolidated Statements of Net Assets

As at	June 30	December 31	June 30
(Canadian $ in millions, unaudited)	2006	2005	2005
Investments, at market values
Cash and short-term investments	$3,177	$2,661	$2,600
Bonds	10,937	11,651	8,194
Stocks	130,209	123,060	116,017
Other investments	3,507	3,816	2,191
Accrued investment income	71	96	68
Other liabilities, net	(997)	(923)	(340)
Total segregated funds net assets	$146,904	$140,361	$128,730

Composition of segregated funds net assets:
Held by policyholders	$146,200	$139,695	$128,472
Held by the Company	413	361	258
Held by other contract holders	291	305	-
Total segregated funds net assets	$146,904	$140,361	$128,730

Segregated Funds
Consolidated Statements of Changes in Net Assets

	For the three months ended June 30		For the six months ended June 30
(Canadian $ in millions, unaudited)	2006	2005	2006	2005
Additions
Deposits from policyholders	$7,997	$7,285	$17,703	$14,718
Net realized and unrealized investment (losses) gains	(3,933)	2,404	1,752	899
Interest and dividends	862	745	1,687	1,286
Net transfers from general fund	117	63	233	223
Funds assumed on acquisition of a subsidiary	-	395	-	395
Total additions	$5,043	$10,892	$21,375	$17,521

Deductions
Payments to policyholders	$3,922	$3,475	$8,475	$6,988
Management and administrative fees	577	518	1,128	975
Currency revaluation	5,498	(1,017)	5,229	(1,282)
Total deductions	$9,997	$2,976	$14,832	$6,681

Net (deductions) additions for the period	$(4,954)	$7,916	$6,543	$10,840
Segregated funds net assets, beginning of period	151,858	120,814	140,361	117,890
Segregated funds net assets, June 30	$146,904	$128,730	$146,904	$128,730

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)

N O T E 1	Significant Accounting Policies

Manulife Financial Corporation (“MFC” and, together with its subsidiaries, the “Company”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian domiciled life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group.

These Summary Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2005. None of the accounting requirements of OSFI is an exception to Canadian GAAP. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these Summary Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2005 and the accompanying notes included on pages 100 to 145 of the Company’s 2005 Annual Report.

N O T E 2	Changes in Accounting Policies and Newly Issued Accounting Pronouncements

Financial instruments
In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards comprising CICA Handbook sections 3855 “Financial Instruments - Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” all of which will become effective for the Company beginning January 1, 2007. As well, the CICA reissued accounting standard section 4210 “Life Insurance Enterprises - Specific Items” as section 4211, which will become effective for the Company beginning January 1, 2007, and will require life insurance enterprises to account for financial assets and liabilities and freestanding and embedded derivatives in accordance with the new financial instruments section.

The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be, and classified as, held to maturity, which should be measured at amortized cost.

Changes in the fair value of trading securities will be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of or becomes impaired, at which time it will be recognized in income.

Similarly, the standards require that all financial liabilities, other than actuarial liabilities, be measured at fair value when they are classified as held for trading or are derivatives. Other financial liabilities should be measured at cost.

The standards permit an entity to designate certain financial instruments, on initial recognition, as ones that will be measured at fair value with gains and losses recognized in net income in the period in which they arise.

Derivatives will be classified as trading, unless they are specifically designated within an effective hedging relationship. The standards permit three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of the derivative instruments is offset in earnings by the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in a future accounting period or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offsets are available, as discussed above, but only to the extent that the hedge is effective. Any ineffectiveness in a hedging relationship will be recognized in current earnings.

Accumulated other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax) and will include net unrealized gains and losses on available-for-sale securities, net unrealized gains and losses on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations and minimum pension liability adjustments.

The Company is currently evaluating the impact of adopting these standards.

N O T E 3	Business Combination with John Hancock Financial Services, Inc.

Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.

During the second quarter of 2005, the purchase equation with respect to the JHF acquisition was adjusted and finalized and, as a result, goodwill was increased by $407.

N O T E 4	Restructuring Costs

Following the merger with JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. During the six months ended June 30, 2006, the Company incurred restructuring costs of $27 (2005 - $124). Of this amount, $25 (2005 - $34) was applied to the restructuring accrual established in the purchase equation and $2 ($1 after tax) was recorded in general expenses (2005 - $90, $59 after tax). The balance of the restructuring accrual at June 30, 2006 was $42 (2005 - $123).

N O T E 5	Policy Liabilities

The net impact of changes in valuation methods and assumptions in the three months and six months ended June 30, 2006 was an increase in policy liabilities of $18 and a reduction of $31 respectively (2005 - reduction of $14 and $24). These amounts were reported in the Corporate and Other segment.

Changes for the second quarter of 2006 primarily related to the impact of a refinement to the measurement of investment return risk in Japan that resulted in an increase to policy liabilities.

Changes for the second quarter of 2005 primarily related to measurement of investment return risk in U.S. wealth management businesses, resulting in reductions in policy liabilities.

Changes for the first quarter of 2006 primarily related to refinements to asset cash flow projections in U.S. businesses that resulted in reductions to policy liabilities.

Changes for the first quarter of 2005 related to measurement of investment risk return in Japan and the U.S. wealth management businesses resulted in a reduction in policy liabilities, partially offset by more conservative equity modeling and mortality assumptions in Japan as well as changes in timing of fee income for U.S. variable annuity guarantees.

N O T E 6	Long-term Debt

As at June 30	2006	2005
Senior debt
5.625% Notes payable U.S. dollar	$576	$622
4.67% Medium term notes (1)	350	-
Other notes payable	458	543
Subordinated notes
5.70% Canadian dollar (2)	-	250
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	553	632
Total long-term debt	$2,487	$2,597

(1)	Issued on March 28, 2006. The notes bear interest at a fixed rate of 4.67%, payable semi-annually, mature March 28, 2013 and are redeemable in whole or in part by MFC at any time.
(2)	Redeemed at par plus accrued and unpaid interest to the date of redemption on February 16, 2006.

N O T E 7	Share Capital

a)	Preferred shares
On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.

On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50% per Series 3 Preferred Share. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, at declining premiums that range from $1.00 to nil per Series 3 Preferred Share, by payment of cash.

b)	Common shares
On November 3, 2005, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2005. Under this bid, MFC may repurchase up to 100 million of its common shares, representing approximately 6.3% of common shares outstanding. MFC is also limited to purchasing up to 2% of its outstanding common shares in any 30-day period under this bid. During the six months ended June 30, 2006, MFC purchased and subsequently cancelled 32.7 million of its common shares pursuant to this normal course issuer bid at a cost of $1,188. As at June 30, 2006, 34.1 million common shares had been purchased pursuant to this bid at a total cost of $1,236.

All transactions under the normal course issuer bid were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

On June 2, 2006, MFC paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect is the same as a two-for-one split of MFC’s common shares. All common share numbers and per common share amounts have been restated to reflect the stock dividend.

As at June 30, 2006, there were 37 million outstanding stock options and deferred share units (2005 - 44 million).

Number of Common Shares (in millions)	2006	2005
Balance, January 1	1,584	1,616
Issued on exercise of stock options and deferred share units	5	6
Normal course issuer bids - purchase for cancellation	(33)	(27)
Balance, June 30	1,556	1,595

N O T E 8	Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents. Information about the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended June 30	2006	2005	2006	2005
Defined benefit plan expense	$8	$6	$7	$8
Defined contribution plan expense	14	14	-	-
Total	$22	$20	$7	$8

	Pension benefits		Other employee benefits
For the six months ended June 30	2006	2005	2006	2005
Defined benefit plan expense	$16	$11	$15	$17
Defined contribution plan expense	28	29	-	-
Total	$44	$40	$15	$17

N O T E 9	Contingencies

a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

b)	Proceeds
Pursuant to agreements with the administrators of Daihyaku Mutual Life Insurance Company (“Daihyaku”) with respect to the April 2, 2001 purchase of a closed block of business in Japan, the Company was entitled to a contingent receivable related to the proceeds from the wind-up of the insolvent estate of Daihyaku. On March 29, 2005, the Company received the contingent receivable of $89 ($57 after tax). This amount has been recorded in other revenue in the Corporate and Other segment.

c)	Accident reinsurance disputes
The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.

N O T E 10	Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. The Company also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. In the first quarter of 2006, the Company’s U.S. Protection, U.S. Wealth and Guaranteed & Structured Financial Products businesses were reorganized to become the U.S. Insurance and U.S. Wealth Management reporting segments. In the second quarter of 2005, the Company's Asia Division and Japan Division were combined to become the Asia and Japan Division. Information for prior periods has been restated accordingly.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 5) is reported in the Corporate and Other segment.

		U.S.		Asia and
By segment	U.S.	Wealth	Canadian	Japan	Reinsurance	Corporate
For the three months ended June 30, 2006	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,302	$-	$1,358	$699	$234	$-	$3,593
Annuities and pensions	-	933	129	16	-	-	1,078
Total premium income	$1,302	$933	$1,487	$715	$234	$-	$4,671
Net investment income	716	660	618	204	52	34	2,284
Other revenue	142	525	172	123	3	80	1,045
Total revenue	$2,160	$2,118	$2,277	$1,042	$289	$114	$8,000

Interest expense	$11	$39	$72	$12	$-	$95	$229

Income before income taxes	$193	$425	$286	$265	$71	$32	$1,272
Income taxes	(66)	(124)	(34)	(62)	(23)	(14)	(323)
Net income	$127	$301	$252	$203	$48	$18	$949

Segregated funds deposits	$277	$5,383	$1,017	$1,320	$-	$-	$7,997

Goodwill
Balance, beginning of period	$2,706	$2,055	$2,051	$503	$78	$116	$7,509
Sale of subsidiary	-	-	-	-	-	(20)	(20)
Change in foreign exchange rates	(120)	(92)	-	(14)	(3)	(5)	(234)
Balance, June 30, 2006	$2,586	$1,963	$2,051	$489	$75	$91	$7,255

As at June 30, 2006
Policy liabilities	$41,238	$38,895	$31,679	$12,858	$1,922	$161	$126,753
Total assets	$49,046	$48,380	$46,843	$16,365	$3,223	$12,823	$176,680
Segregated funds net assets held by
policyholders	$11,129	$94,087	$24,256	$14,357	$-	$2,371	$146,200

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

By geographic location			Asia
For the three months ended June 30, 2006	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,403	$1,369	$699	$122	$3,593
Annuities and pensions	933	129	16	-	1,078
Total premium income	$2,336	$1,498	$715	$122	$4,671
Net investment income	1,363	701	204	16	2,284
Other revenue	697	219	125	4	1,045
Total revenue	$4,396	$2,418	$1,044	$142	$8,000

		U.S.		Asia and
By segment	U.S.	Wealth	Canadian	Japan	Reinsurance	Corporate
For the three months ended June 30, 2005	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,308	$-	$1,340	$726	$296	$-	$3,670
Annuities and pensions	-	763	141	9	-	-	913
Total premium income	$1,308	$763	$1,481	$735	$296	$-	$4,583
Net investment income	730	753	653	174	47	68	2,425
Other revenue	154	469	160	83	7	63	936
Total revenue	$2,192	$1,985	$2,294	$992	$350	$131	$7,944

Interest expense	$7	$44	$42	$12	$1	$94	$200

Income before income taxes	$236	$357	$249	$170	$50	$91	$1,153
Income taxes	(79)	(108)	(62)	(29)	(20)	(11)	(309)
Net income	$157	$249	$187	$141	$30	$80	$844

Segregated funds deposits	$332	$4,729	$1,053	$1,169	$-	$2	$7,285

Goodwill
Balance, beginning of period	$2,770	$1,943	$1,888	$545	$79	$122	$7,347
Purcahase equation adjustment (note 3)	$35	$208	$163	$(2)	$3	$-	407
Change in foreign exchange rates	33	4	-	2	-	(7)	32
Balance, June 30, 2005	$2,838	$2,155	$2,051	$545	$82	$115	$7,786

As at June 30, 2005
Policy liabilities	$43,812	$47,410	$30,551	$13,412	$1,981	$320	$137,486
Total assets	$52,308	$59,353	$43,327	$16,747	$3,177	$10,923	$185,835
Segregated funds net assets held by policyholders	$11,319	$83,856	$21,166	$9,997	$-	$2,134	$128,472

By geographic location			Asia
For the three months ended June 30, 2005	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,394	$1,351	$726	$199	$3,670
Annuities and pensions	763	141	9	-	913
Total premium income	$2,157	$1,492	$735	$199	$4,583
Net investment income	1,496	745	173	11	2,425
Other revenue	668	175	87	6	936
Total revenue	$4,321	$2,412	$995	$216	$7,944

		U.S.		Asia and
By segment	U.S.	Wealth	Canadian	Japan	Reinsurance	Corporate
For the six months ended June 30, 2006	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,643	$-	$2,672	$1,371	$459	$-	$7,145
Annuities and pensions	-	1,902	265	34	-	-	2,201
Total premium income	$2,643	$1,902	$2,937	$1,405	$459	$-	$9,346
Net investment income	1,435	1,375	1,401	401	103	98	4,813
Other revenue	290	1,045	335	232	8	156	2,066
Total revenue	$4,368	$4,322	$4,673	$2,038	$570	$254	$16,225

Interest expense	$20	$79	$132	$24	$1	$188	$444

Income before income taxes	$429	$778	$601	$475	$195	$94	$2,572
Income taxes	(144)	(222)	(117)	(110)	(55)	(25)	(673)
Net income	$285	$556	$484	$365	$140	$69	$1,899

Segregated fund deposits	$625	$11,605	$2,444	$3,029	$-	$-	$17,703

Goodwill
Balance, beginning of period	$2,704	$2,053	$2,051	$499	$78	$116	$7,501
Sale of subsidiary	-	-	-	-	-	(20)	(20)
Change in foreign exchange rates	(118)	(90)	-	(10)	(3)	(5)	(226)
Balance, June 30, 2006	$2,586	$1,963	$2,051	$489	$75	$91	$7,255

By geographic location			Asia
For the six months ended June 30, 2006	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$2,847	$2,694	$1,371	$233	$7,145
Annuities and pensions	1,902	265	34	-	2,201
Total premium income	$4,749	$2,959	$1,405	$233	$9,346
Net investment income	2,814	1,566	401	32	4,813
Other revenue	1,422	400	236	8	2,066
Total revenue	$8,985	$4,925	$2,042	$273	$16,225

		U.S.		Asia and
By segment	U.S.	Wealth	Canadian	Japan	Reinsurance	Corporate
For the six months ended June 30, 2005	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,567	$-	$2,598	$1,404	$567	$-	$7,136
Annuities and pensions	-	1,363	321	34	-	-	1,718
Total premium income	$2,567	$1,363	$2,919	$1,438	$567	$-	$8,854
Net investment income	1,424	1,490	1,276	329	92	127	4,738
Other revenue	302	911	313	148	15	235	1,924
Total revenue	$4,293	$3,764	$4,508	$1,915	$674	$362	$15,516

Interest expense	$13	$87	$80	$22	$1	$191	$394

Income before income taxes	$438	$633	$473	$337	$108	$190	$2,179
Income taxes	(146)	(180)	(103)	(37)	(36)	(33)	(535)
Net income	$292	$453	$370	$300	$72	$157	$1,644

Segregated fund deposits	$657	$9,251	$2,235	$2,573	$-	$2	$14,718

Goodwill
Balance, beginning of period	$2,756	$1,934	$1,888	$563	$78	$113	$7,332
Purchase equation adjustment (note 3)	35	208	163	(2)	3	-	407
Change in foreign exchange rates	47	13	-	(16)	1	2	47
Balance, June 30, 2005	$2,838	$2,155	$2,051	$545	$82	$115	$7,786

By geographic location			Asia
For the six months ended June 30, 2005	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$2,740	$2,624	$1,404	$368	$7,136
Annuities and pensions	1,363	321	34	-	1,718
Total premium income	$4,103	$2,945	$1,438	$368	$8,854
Net investment income	2,939	1,450	329	20	4,738
Other revenue	1,303	362	244	15	1,924
Total revenue	$8,345	$4,757	$2,011	$403	$15,516

N O T E 11	Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.

a)	Condensed Consolidated Balance Sheets

As at	June 30, 2006		December 31, 2005		June 30, 2005
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Bonds	$103,489	$100,584	$108,966	$103,315	$113,587	$106,744
Mortgages	27,110	27,239	27,968	28,008	29,100	29,067
Stocks	15,019	10,107	13,114	8,896	12,653	9,033
Real estate	4,034	5,239	4,148	5,279	3,667	4,747
Policy loans	6,015	6,015	6,120	6,120	7,015	7,015
Cash and short-term investments	7,810	7,776	9,099	9,055	7,246	7,191
Bank loans	1,983	1,983	1,806	1,806	1,607	1,607
Other investments	3,494	3,516	4,279	4,448	4,691	5,028
Total invested assets	$168,954	$162,459	$175,500	$166,927	$179,566	$170,432
Other assets
Accrued investment income	$1,557	$1,556	$1,641	$1,639	$1,895	$1,895
Outstanding premiums	619	619	735	735	651	651
Deferred acquisition costs	10,887	-	10,187	-	9,226	-

Reinsurance deposits and amounts recoverable	4,753	-	4,875	-	3,857	-
Goodwill	6,271	7,255	6,472	7,501	6,706	7,786
Intangible assets	1,651	1,651	1,742	1,742	1,831	1,831
Value of business acquired	4,117	-	4,283	-	4,546	-
Miscellaneous	4,449	3,140	5,339	3,266	5,749	3,240
Total other assets	$34,304	$14,221	$35,274	$14,883	$34,461	$15,403
	$203,258	$176,680	$210,774	$181,810	$214,027	$185,835
Segregated funds net assets (1)	138,423	-	133,662	-	123,478	-
Total assets	$341,681	$176,680	$344,436	$181,810	$337,505	$185,835
Segregated funds net assets (1)	$-	$146,904	$-	$140,361	$-	$128,730

(1)	U.S. GAAP terminology is separate accounts.

a)	Condensed Consolidated Balance Sheets (continued)

As at	June 30, 2006		December 31, 2005		June 30, 2005
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Policy liabilities	$153,952	$126,753	$158,122	$132,049	$161,051	$137,486
Deferred realized net gains	-	4,426	-	4,476	-	3,947
Bank deposits	6,886	6,886	5,911	5,911	5,084	5,084
Consumer notes	2,772	2,772	2,900	2,900	3,130	3,130
Future income tax liability	1,714	1,925	2,392	1,337	2,485	1,079
Other liabilities	7,724	5,618	8,613	6,784	7,985	6,260
	$173,048	$148,380	$177,938	$153,457	$179,735	$156,986
Long-term debt	2,465	2,487	2,480	2,457	2,660	2,597

Liabilities for preferred shares and capital instruments	1,897	1,897	1,922	1,922	1,961	1,961
Non-controlling interest in subsidiaries	228	204	217	187	146	148
Segregated funds net liabilities (1)	138,423	-	133,662	-	123,478	-
Common shares, preferred shares, retained earnings, contributed surplus and currency translation account	24,675	23,712	25,206	23,787	25,750	24,143
Accumulated effect of comprehensive income on equity	945	-	3,011	-	3,775	-
Total liabilities and equity	$341,681	$176,680	$344,436	$181,810	$337,505	$185,835
Segregated funds net liabilities (1)	$-	$146,904	$-	$140,361	$-	$128,730

(1)	U.S. GAAP terminology is separate accounts.

b)	Condensed Consolidated Statements of Operations

For the six months ended June 30		2006		2005
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$5,866	$9,346	$5,623	$8,854
Net investment income	4,525	4,813	5,243	4,738
Fee income and other revenue	2,866	2,066	2,591	1,924
Total revenue	$13,257	$16,225	$13,457	$15,516
Policy benefits and expenses
Policyholder benefits	$7,966	$9,601	$7,637	$9,542
Commissions and general expenses	2,010	3,461	2,016	3,261
Amortization of deferred acquisition costs and value of business acquired	690	-	548	-
Other	595	591	535	534
Total policy benefits and expenses	$11,261	$13,653	$10,736	$13,337
Income before income taxes	$1,996	$2,572	$2,721	$2,179
Income taxes	(489)	(673)	(771)	(535)
Net income	$1,507	$1,899	$1,950	$1,644

Weighted average number of
common shares outstanding (in millions):
Basic	1,577	1,577	1,606	1,606
Diluted	1,594	1,594	1,620	1,620
Earnings per share:
Basic	$0.96	$1.21	$1.21	$1.02
Diluted	$0.95	$1.19	$1.20	$1.01

c)	Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity

		Net income		Equity
For the six months ended June 30	2006	2005	2006	2005
Net income and equity determined in accordance with Canadian GAAP	$1,899	$1,644	$23,712	$24,143
Bonds	(130)	333	4,308	4,178
Mortgages	15	10	147	91
Stocks	(56)	(68)	1,927	1,902
Real estate	(87)	(72)	(1,118)	(961)
Other investments	48	91	634	411
Actuarial liabilities and policy amounts on deposit	(1,414)	(681)	(15,162)	(12,045)
Value of business acquired	(108)	(154)	(989)	(696)
Deferred acquisition costs	1,016	940	11,812	9,555
Deferred revenue	119	68	(238)	(458)
Other reconciling items	5	(8)	(79)	7
Future income taxes (1)	200	(153)	(309)	(407)
Change in accounting policy, net of income taxes	-	-	30	30

Net income and equity determined in accordance with U.S. GAAP	$1,507	$1,950	$24,675	$25,750
Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	(3,446)	1,482	(231)	5,606
Stocks	(61)	(175)	1,932	1,200
Actuarial liabilities	848	(536)	(710)	(1,967)
Deferred acquisition costs	33	18	(248)	(404)
Deferred revenue	(31)	6	(27)	29
Value of business acquired	82	(5)	125	(58)
Other	3	(28)	(188)	(78)
Future income taxes (1)	807	(197)	51	(1,183)
SFAS 133 adjustments	(301)	367	241	630
Foreign currency translation	(670)	132	-	-
Comprehensive income and equity determined in accordance with U.S. GAAP	$(1,229)	$3,014	$25,620	$29,525

(1)	U.S. GAAP terminology is deferred income taxes.

d)	Business combination with John Hancock Financial Services, Inc.

Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all the outstanding common shares of JHF, that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.

During the second quarter of 2005, the purchase equation with respect to the JHF acquisition was adjusted and finalized, and as a result, goodwill under U.S. GAAP was increased by $624.

e)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. generally accepted accounting principles, and the related disclosure have been included in these financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries.

Effective April 28, 2004, a newly formed wholly owned subsidiary of the Company merged with JHF with the result that MFC became the beneficial owner of all of the outstanding common stock of JHF, and JHF became a wholly owned subsidiary of MFC. See note 3. As a result of the merger, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”), two wholly owned subsidiaries of JHF, became indirect wholly owned subsidiaries of MFC. The results of JHF’s operations have not been included in these condensed consolidated financial statements for periods prior to the merger.

The Variable Company sells deferred annuity contracts that feature a market value adjustment that are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company refers to these fixed investment period options that contain a market value adjustment feature as “MVAs.”

On December 30, 2002, JHF fully and unconditionally guaranteed the Variable Company’s obligation to pay amounts due under any MVA that was outstanding on or following such date on transfer, withdrawal, surrender, maturity or annuitization of such MVA. On June 29, 2005, the Commission declared effective a joint registration statement filed by MFC and the Variable Company relating to MVAs to be sold on or after June 29, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Variable Company under then outstanding MVAs. JHF will continue to guarantee MVAs that were outstanding before June 29, 2005, and JHF and MFC will be jointly and severally liable under such guarantees. However, JHF will not guarantee MVAs issued on or after June 29, 2005.

The Life Company sells medium term notes to retail investors under its SignatureNotes program. The SignatureNotes are also registered with the Commission. On July 8, 2005, the Commission declared effective a joint registration statement filed by MFC and the Life Company relating to SignatureNotes to be issued by the Life Company on or after July 8, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Life Company under then outstanding SignatureNotes.

MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.

The laws of the State of New York and the Commonwealth of Massachusetts govern MFC’s guarantees of the SignatureNotes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.

The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the Insurance Companies Act (Canada) (the “ICA”) on their ability to declare and pay dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation under the ICA regarding the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to the company made by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) pursuant to subsection 515(3) of the ICA regarding its capital or liquidity. Dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend require approval of the Superintendent. There is currently no direction against paying a dividend that is applicable to any of MFC’s subsidiaries that are subject to the ICA. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least ten days prior to the date fixed for its payment.

In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions or loans to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.

In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

Generally, there can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.

Condensed Consolidating Balance Sheet

As at June 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$294	$117	$61,733	$6,867	$99,943	$-	$168,954
Investments in unconsolidated
subsidiaries	26,793	11,667	3,638	153	-	(42,251)	-
Other assets	1,321	482	12,808	3,179	27,700	(11,186)	34,304
Separate account assets	-	-	12,153	8,321	117,949	-	138,423
Total assets	$28,408	$12,266	$90,332	$18,520	$245,592	$(53,437)	$341,681

Liabilities and equity
Policy liabilities and consumer notes	$-	$-	$62,297	$6,923	$90,414	$(2,910)	$156,724
Other liabilities	2,094	50	4,191	1,006	15,627	(6,644)	16,324
Long-term debt	350	1,288	533	-	2,074	(1,780)	2,465
Liabilities for preferred shares and capital instruments	344	-	-	-	1,553	-	1,897

Non-controlling interest in subsidiaries	-	-	-	-	244	(16)	228
Separate account liabilities	-	-	12,153	8,321	117,949	-	138,423
Shareholders' equity	25,620	10,928	11,158	2,270	17,731	(42,087)	25,620
Total liabilities and shareholders' equity	$28,408	$12,266	$90,332	$18,520	$245,592	$(53,437)	$341,681

Condensed Consolidating Balance Sheet

As at June 30, 2005	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$11	$113	$72,731	$7,069	$98,977	$665	$179,566
Investments in unconsolidated subsidiaries	31,566	15,606	4,397	170	-	(51,739)	-
Other assets	961	116	14,730	3,301	27,057	(11,704)	34,461
Separate account assets	-	-	13,068	8,910	101,500	-	123,478
Total assets	$32,538	$15,835	$104,926	$19,450	$227,534	$(62,778)	$337,505

Liabilities and equity
Policy liabilities and consumer notes	$-	$-	$72,134	$7,030	$87,316	$(2,299)	$164,181
Other liabilities	2,669	100	5,991	868	13,558	(7,632)	15,554
Long-term debt	-	1,394	672	-	2,003	(1,409)	2,660
Liabilities for preferred shares and capital instruments	344	-	-	-	1,617	-	1,961

Non-controlling interest in subsidiaries	-	-	-	-	179	(33)	146
Separate account liabilities	-	-	13,068	8,910	101,500	-	123,478
Shareholders' equity	29,525	14,341	13,061	2,642	21,361	(51,405)	29,525
Total liabilities and shareholders' equity	$32,538	$15,835	$104,926	$19,450	$227,534	$(62,778)	$337,505

Condensed Consolidating Statement of Operations

For the six months ended June 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$1,426	$49	$4,394	$(3)	$5,866
Net investment income	1	12	1,838	198	2,514	(38)	4,525
Fee income and other revenue	28	3	157	252	2,593	(167)	2,866
Total revenue	$29	$15	$3,421	$499	$9,501	$(208)	$13,257

Policy benefits and expenses
Policyholder benefits	$-	$-	$2,531	$276	$5,159	$-	$7,966
Commissions and general expenses	11	16	175	143	1,852	(187)	2,010
Amortization of deferred acquisition costs and value of business acquired	-	-	119	17	554	-	690
Other	10	27	172	18	398	(30)	595
Total policy benefits and expenses	$21	$43	$2,997	$454	$7,963	$(217)	$11,261

Income (loss) before income taxes	$8	$(28)	$424	$45	$1,538	$9	$1,996
Income tax (expense) recovery	(5)	14	(98)	(12)	(385)	(3)	(489)
Income (loss) after income taxes	$3	$(14)	$326	$33	$1,153	$6	$1,507
Equity in net income of unconsolidated subsidiaries	1,504	371	49	5	-	(1,929)	-
Net income	$1,507	$357	$375	$38	$1,153	$(1,923)	$1,507

Condensed Consolidating Statement of Operations

For the six months ended June 30, 2005	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$1,142	$47	$4,435	$(1)	$5,623
Net investment income	1	1	2,156	156	2,958	(29)	5,243
Fee income and other revenue	23	-	174	260	2,304	(170)	2,591
Total revenue	$24	$1	$3,472	$463	$9,697	$(200)	$13,457

Policy benefits and expenses
Policyholder benefits	$-	$-	$2,417	$257	$5,353	$(390)	$7,637
Commissions and general expenses	17	60	413	34	1,749	(257)	2,016
Amortization of deferred acquisition costs and value of business acquired	-	-	86	12	450	-	548
Other	30	-	154	18	368	(35)	535
Total policy benefits and expenses	$47	$60	$3,070	$321	$7,920	$(682)	$10,736

Income (loss) before income taxes	$(23)	$(59)	$402	$142	$1,777	$482	$2,721
Income tax (expense) recovery	6	19	(156)	(48)	(425)	(167)	(771)
Income (loss) after income taxes	$(17)	$(40)	$246	$94	$1,352	$315	$1,950
Equity in net income of unconsolidated subsidiaries	1,967	445	130	5	-	(2,547)	-
Net income	$1,950	$405	$376	$99	$1,352	$(2,232)	$1,950

Condensed Consolidating Statement of Cash Flows

For the six months ended June 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$1,507	$357	$375	$38	$1,153	$(1,923)	$1,507
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(1,504)	(371)	(49)	(5)	-	1,929	-
Increase in actuarial liabilities and policy related items	-	-	954	251	1,562	-	2,767
Net realized investment gains and other investment items	-	-	(21)	(11)	(184)	-	(216)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	-	-	4	(119)	(793)	-	(908)
Amortization of premium/discount	-	-	259	21	(2)	-	278
Other amortization	-	-	1	1	104	-	106
Future income tax expense (recovery)	-	(14)	109	10	208	3	316
Stock-based compensation	-	-	1	-	11	-	12
Non-controlling interest in subsidiaries	-	-	-	-	14	-	14
Net income (loss) adjusted for non-cash items	$3	$(28)	$1,633	$186	$2,073	$9	$3,876

Change in other operating assets and liabilities	97	(157)	(446)	159	33	(9)	(323)

Cash provided by operating activities	$100	$(185)	$1,187	$345	$2,106	$-	$3,553

Investing activities
Purchase and mortgage advances	$-	$-	$(7,255)	$(1,234)	$(27,651)	$-	$(36,140)
Disposals and repayments	-	-	8,310	826	25,371	-	34,507
Subscription of preferred shares issued by a subsidiary	(25)	-	-	-	-	25	-
Cash reduction on sale of business, net of cash received	-	-	-	-	(87)	-	(87)
Dividends from unconsolidated subsidiary	3	178	-	-	-	(181)	-

Cash provided by (used in) investing activities	$(22)	$178	$1,055	$(408)	$(2,367)	$(156)	$(1,720)

Condensed Consolidating Statement of Cash Flows (continued)

For the six months ended June 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$-	$-	$-	$-	$(460)		$(460)
Issue of long-term debt	350	-	-	-	3	-	353
Dividends paid to parent	-	-	(178)	-	-	178	-
Repayment of long-term debt	-	-	-	-	(262)	-	(262)
Redemptions in John Hancock
Institutional Fixed products	-	-	(2,617)	-	-	-	(2,617)
Bank deposits, net	-	-	-	-	1,338	77	1,415
Consumer notes redeemed, net	-	-	(2)	-	-	-	(2)
Preferred share dividends	(15)	-	-	-	(3)	3	(15)
Common share dividends	(553)	-	-	-	-	-	(553)
Increase in notes payable to subsidiary	2,201	-	-	-	-	(2,201)	-
Increase in notes receivable from subsidiary	(966)	-	-	-	-	966	-
Increase in notes payable to parent	-	-	-	-	966	(966)	-
Increase in notes receivable from parent	-	-	-	-	(2,201)	2,201	-
Capital from joint venture partner	-	-	-	-	7	-	7
Notes receivable form affiliate	-	-	-	-	(2)	2	-
Notes payable to affiliate	-	-	-	-	2	(2)	-
Funds borrowed (repaid), net	-	-	-	-	(67)	-	(67)
Purchase and cancellation of common shares	(1,188)	-	-	-	-	-	(1,188)
Preferred shares issued by a subsidiary	-	-	-	-	25	(25)	-
Common shares issued on exercise of options	82	-	-	-	-	-	82
Preferred shares issued,net	294	-	-	-	-	-	294
Cash provided by (used in) financing activities	$205	$-	$(2,797)	$-	$(654)	$233	$(3,013)
Cash and short-term investments
Increase (decrease) during the period	$283	$(7)	$(555)	$(63)	$(915)	$77	$(1,180)
Currency impact on cash and short-term investments	-	(5)	(22)	(3)	(159)	-	(189)
Balance, January 1	12	129	1,645	228	6,701	(77)	8,638
Balance, June 30	$295	$117	$1,068	$162	$5,627	$-	$7,269

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$12	$129	$1,645	$228	$7,162	$(77)	$9,099
Net payments in transit, included in other liabilities	-	-	-	-	(461)	-	(461)
Net cash and short-term investments,January 1	$12	$129	$1,645	$228	$6,701	$(77)	$8,638

End of period
Gross cash and short-term investments	$295	$117	$1,068	$162	$6,168	$-	$7,810
Net payments in transit, included in other liabilities	-	-	-	-	(541)	-	(541)
Net cash and short-term investments, June 30, 2006	$295	$117	$1,068	$162	$5,627	$-	$7,269

Condensed Consolidating Statement of Cash Flows

For the six months ended June 30, 2005	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$1,950	$405	$376	$99	$1,352	$(2,232)	$1,950
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(1,967)	(445)	(130)	(5)	-	2,547	-
Increase in actuarial liabilities and policy related items	-	-	547	308	1,587	(409)	2,033
Net realized investment (gains) losses and other investment items	-	-	(289)	6	(625)	40	(868)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	-	-	(25)	(86)	(697)	-	(808)
Amortization of premium/discount	-	(5)	224	37	7	4	267
Other amortization	-	-	21	-	93	2	116
Future income tax expense (recovery)	(6)	(19)	154	48	292	167	636
Stock-based compensation	16	-	-	-	-	-	16
Non-controlling interest in subsidiaries	-	-	-	-	10	-	10
Net income (loss) adjusted for non-cash items	$(7)	$(64)	$878	$407	$2,019	$119	$3,352

Change in other operating assets and liabilities	7	311	446	(56)	(745)	(134)	(171)
Cash (used in) provided by operating activities	$-	$247	$1,324	$351	$1,274	$(15)	$3,181

Investing activities
Purchase and mortgage advances	$-	$(31)	$(7,568)	$(878)	$(18,384)	$(49)	$(26,910)
Disposals and repayments	-	60	8,569	499	16,472	66	25,666
Cash paid on acquisition of business	-	-	-	-	-	-	-
Capital contribution to unconsolidated subsidiaries	-	(387)	-	-	-	387	-
Cash received on sale of business	-	-	-	-	-	-	-
Subscription of affiliate subordinated debt	(7)	-	-	-	(146)	153	-
Dividends from unconsolidated subsidiary	-	570	-	-	-	(570)	-
Redemption of preferred shares issued by a subsidiary	1,100	-	-	-	-	(1,100)	-
Cash (used in) provided by investing activities	$1,093	$212	$1,001	$(379)	$(2,058)	$(1,113)	$(1,244)

Condensed Consolidating Statement of Cash Flows (continued)

For the six months ended June 30, 2005	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$-	$-	$-	$-	$(366)	$-	$(366)
Dividends paid to parent	-	-	(570)	-	-	570	-
Capital contributions received from parent	-	-	387	-	-	(387)	-
Issue of long-term debt, net of repayments	-	-	-	-	(136)	(153)	(289)
Redemptions in John Hancock Institutional Fixed products	-	-	(2,499)	-	-	-	(2,499)
Bank deposits, net	-	-	-	-	726	-	726
Consumer notes issued, net	-	-	209	-	-	-	209
Preferred share dividends	(5)	-	-	-	(3)	3	(5)
Common share dividends	(450)	-	-	-	-	-	(450)
Increase in notes payable to subsidiary	1,556	-	-	-	-	(1,556)	-
Increase in notes receivable from subsidiary	(1,869)	-	-	-	-	1,869	-
Increase in notes payable to parent	-	-	-	-	1,869	(1,869)	-
Increase in notes receivable from parent	-	-	-	-	(1,556)	1,556	-
Increase in notes receivable from affiliates	-	-	-	-	(335)	335	-
Increase in notes payable to affiliates	-	-	-	-	335	(335)	-
Borrowed funds (repaid), net	-	(355)	-	-	(71)	-	(426)
Purchase and cancellation of common shares	(761)	-	-	-	-	-	(761)
Preferred shares issued by a subsidiary	-	-	-	-	(1,100)	1,100	-
Common shares issued on exercise of options	103	-	-	-	-	-	103
Preferred shares issued	344	-	-	-	-	-	344
Cash provided by (used in) financing activities	$(1,082)	$(355)	$(2,473)	$-	$(637)	$1,133	$(3,414)
Cash and short-term investments
Increase (decrease) during the period	11	104	(148)	(28)	(1,421)	5	(1,477)
Currency impact on cash and short-term investments	-	-	27	3	31	-	61
Balance, January 1	-	9	977	104	7,115	18	8,223
Balance, June 30	$11	$113	$856	$79	$5,725	$23	$6,807
Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$-	$9	$977	$104	$7,451	$18	$8,559
Net payments in transit, included in other liabilities	-	-	-	-	(336)	-	(336)
Net cash and short-term investments,
January 1	$-	$9	$977	$104	$7,115	$18	$8,223
End of period
Gross cash and short-term investments	$11	$113	$856	$79	$6,164	$23	$7,246
Net payments in transit, included in other liabilities	-	-	-	-	(439)	-	(439)
Net cash and short-term investments, June 30, 2005	$11	$113	$856	$79	$5,725	$23	$6,807

N O T E 12	Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Statistical Summary

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2006		2005
	Q2	Q1	Q4	Q3	Q2
Net income	$949	$950	$900	$747	$844
Less: net income (loss) attributed to participating policyholders	(11)	(6)	(8)	1	5
Net income attributed to shareholders	$960	$956	$908	$746	$839
Preferred share dividends	(8)	(7)	(5)	(4)	(4)
Net income available to common shareholders	$952	$949	$903	$742	$835

Premiums and deposits:
Life and health insurance premiums	$3,593	$3,552	$3,748	$3,803	$3,670
Annuity and pension premiums	1,078	1,123	1,065	1,117	913
Segregated fund deposits	7,997	9,706	8,844	8,224	7,285
Mutual fund deposits	2,409	2,621	1,603	1,856	1,661
ASO premium equivalents	570	575	562	512	549
Other fund deposits	230	365	362	258	355
Total premiums and deposits	$15,877	$17,942	$16,184	$15,770	$14,433

Funds under management:
General fund	$162,459	$167,268	$166,927	$164,187	$170,432
Segregated funds	146,200	151,204	139,695	131,848	128,472
Mutual funds	35,043	36,736	34,564	33,829	35,137
Other funds	26,186	30,438	30,782	29,754	29,704
Total funds under management	$369,888	$385,646	$371,968	$359,618	$363,745

Capitalization:
Long-term debt	$2,487	$2,553	$2,457	$2,460	$2,597
Liabilities for preferred shares and capital instruments	1,897	1,911	1,922	1,916	1,961
Non-controlling interest in subsidiaries	204	203	187	200	148
Equity
Participating policyholders' equity	140	151	157	165	164
Shareholders' equity
Preferred shares	638	638	344	344	344
Common shares	14,294	14,503	14,490	14,485	14,528
Contributed surplus	83	82	93	92	97
Retained earnings and currency translation account	8,557	9,240	8,703	8,280	9,010
Total capital	$28,300	$29,281	$28,353	$27,942	$28,849

Selected key performance measures:
Basic earnings per common share	$0.61	$0.60	$0.57	$0.47	$0.52
Diluted earnings per common share	$0.60	$0.59	$0.56	$0.46	$0.52
Return on common shareholders' equity (annualized)	16.3%	16.3%	15.5%	12.7%	14.3%
Book value per common share	$14.74	$15.08	$14.70	$14.41	$14.82
Market value to book value ratio	2.40	2.43	2.32	2.15	1.97
Market capitalization ($ billions)	55.0	57.9	54.1	49.2	46.7
Common shares outstanding (in millions)
End of period	1,556	1,580	1,584	1,586	1,595
Weighted average - basic	1,570	1,584	1,584	1,593	1,598
Weighted average - diluted	1,586	1,601	1,600	1,608	1,613

Shareholder Information

Manulife Financial Corporation	Transfer Agent in the United States
Mellon Investor Services
Corporate Headquarters	P.O. Box 3420
200 Bloor Street East	South Hackensack, NJ 07606-3420 U.S.A.
Toronto, ON Canada M4W 1E5	Tel: 1-800-249-7702
Tel: (416) 926 - 3000	e-mail : shrrelations@mellon.com
Web site: www.manulife.com

Investor Relations	Transfer Agent in Hong Kong
Institutional investors, brokers, security analysts	Computershare Hong Kong
and other investors requiring financial	Investor Services Limited
information may contact our Investor Relations	46th Floor, Hopewell Centre
Department or access our website at	183 Queen's Road East
www.manulife.com	Wanchai, Hong Kong
Tel: 1-800-795-9767	Tel: 852-2862-8628
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com	Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Shareholder Services	Corporation Limited
For information or assistance regarding your	Stock Transfer Department
shareholdings, including changes of address ,	30/F Discovery Suites
changes in registration, direct deposit dividends	25 ADB Avenue
(Canada, United States and Hong Kong), lost	Ortigas Center, Pasig City
certificates, to eliminate duplicate mailings of	Philippines
shareholder material or to receive shareholder	Tel: (632) 683-2685
material electronically, please contact our
Transfer Agents.
Auditors
Transfer Agent and Register
Ernst & Young LLP
Contact our Transfer Agent for information	Chartered Accountants
regarding your shareholdings, including	Toronto, Canada
changes of address, changes in registration,
direct deposit of dividends (Canada, United
States and Hong Kong), lost certificates, to	www.manulife.com
eliminate duplicate mailings of shareholder
material or to receive shareholder material	The following Manulife Financial documents are
electronically.	available online at www.manulife.com

Transfer Agent in Canada
CIBC Mellon Trust Company	• Annual Report and Proxy Circular
P.O. Box 7010, Adelaide Street Postal Station	• Notice of Annual Meeting
Toronto, ON Canada M5C 2W9	• Shareholders Reports
Local: 416-643-6268	• Public Accountability Statement
Toll Free: 1-800-783-9495	• Corporate Governance material
Fax: 1-877-713-9291
e-mail: inquiries@cibcmellon.com

CIBC Mellon offices are also available in
Montreal, Halifax, Vancouver and Calgary.

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2006, Manulife Financial had total capital of Cdn $28.3 billion, including Cdn $22.9 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AA+	(2nd of 21 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

April 1 - June 30, 2006	Toronto	New York	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$37.32	$33.63	$290	P 2000
Low	$33.83	$30.05	$241	P 1598
Close	$35.37	$31.77	$251	P 1690
Average Daily Volume (000)	3,006	755	187	1

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.
We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

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Date